

Mail Stop 3561

June 21, 2017

David M. Khani
Chief Financial Officer
CONE Midstream GP LLC
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

> **Re: CONE Midstream Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Response Dated June 16, 2017**
> **File No. 001-36635**
>
> **Form 8-K**
> **Filed February 16, 2017**
> **File No. 001-36635**

Dear Mr. Khani:

We have reviewed your June 16, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Notes to the Consolidated Financial Statements

Note 4 - Related Party, page 80

1. We reviewed your response to comment 3 which appears to address the cash portion of the consideration paid. Please tell us where you have reflected the issuance of the 5,183,154 common units at an issue price of $20.42 per common unit along with the issuance of the general partner units. Please also tell us your consideration of presenting

the issuance of units and adjustment to capital attributable to partners gross in the Consolidated Statements of Partners' Capital and Noncontrolling Interest.

Form 8-K filed February 16, 2017

Exhibit 99.1

2. We reviewed your response to comment 4. In future filings please also present, with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles. Refer to Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i)(A) of Regulation S-K.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products